November 16, 2007

Patrick C. Henry
Chief Executive Officer
Entropic Communications, Inc.
9276 Scranton Road, Suite 200
San Diego, California 92121

   Re: Entropic Communications, Inc.
     Registration Statement on Form S-1
     Amended November 15, 2007
     File No. 333-144899

Dear Mr. Henry:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Related-Persons Transactions, page 126

1. We note your November 14, 2007 agreement regarding your indemnification claim against RF Magic shareholders and the return of 90,059 shares to you. With a view towards disclosure, please tell us the nature of the indemnification claim.

Exhibit 5

2. Please submit a response to prior comment 3 from your counsel. We note that the confirmation in your current response is from "the Company."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax):   Frederick T. Muto, Esq.
                 Jason L. Kent, Esq.
                 Charles S. Kim, Esq.